Exhibit 3.1

CERTIFICATE OF INCORPORATION
OF
COCRYSTAL HOLDINGS, INC.

1.           The name of the corporation is Cocrystal Holdings, Inc. (the “Company”).

2.           The address of its registered office in the State of Delaware, County of New Castle, is 3411 Silverside Road, Rodney Building #104, Wilmington, Delaware 19810.  The name of its registered agent at such address is Corporate Creations Network, Inc.

3.           The nature of the business or purposes to be conducted or promoted are to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

4.           The total number of shares of stock of all classes and series the Company shall have authority to issue is 205,000,000 shares consisting of (i) 200,000,000 shares of common stock, par value of $0.001 per share and (ii) 5,000,000 shares of preferred stock, par value $0.001 with such rights, preferences and limitations as may be set from time to time by resolution of the board of directors and the filing of a certificate of designation as required by the Delaware General Corporation Law. Of the shares of preferred stock, a series of preferred stock is hereby designated as Series B Convertible Preferred Stock (the “Series B Preferred Stock”).

(a)           Number of Shares. The number of shares constituting Series B Preferred Stock is fixed at 1,000,000 shares, par value $0.001 per share (the “Stated Value”), and such amount may not be increased or decreased except with the written consent of the holders of at least a majority of the issued and outstanding Series B Preferred Stock.

(b)           Liquidation.

(1)  Upon the liquidation, dissolution or winding up of the business of the Company, whether voluntary or involuntary, each holder of Series B Preferred Stock shall be entitled to receive, for each share thereof, out of assets of the Company legally available therefor, a preferential amount in cash equal to (and not more than) the Stated Value.  All preferential amounts to be paid to the holders of Series B Preferred Stock in connection with such liquidation, dissolution or winding up shall be paid before the payment or setting apart for payment of any amount for, or the distribution of any assets of the Company to the holders of (i) any other class or series of capital stock whose terms expressly provide that the holders of Series B Preferred Stock should receive preferential payment with respect to such distribution (to the extent of such preference) and (ii) the Company's common stock.  If upon any such distribution the assets of the Company shall be insufficient to pay the holders of the outstanding shares of Series B Preferred Stock (or the holders of any class or series of capital stock ranking on a parity with the Series B Preferred Stock as to distributions in the event of a liquidation, dissolution or winding up of the Company) the full amounts to which they shall be entitled, such holders shall share ratably in any distribution of assets in accordance with the sums which would be payable on such distribution if all sums payable thereon were paid in full.

(2)           Any distribution in connection with the liquidation, dissolution or winding up of the Company, or any bankruptcy or insolvency proceeding, shall be made in cash to the extent possible.  Whenever any such distribution shall be paid in property other than cash, the value of such distribution shall be the fair market value of such property as determined in good faith by the Board of Directors of the Company.

(c)           Voting.  Except as otherwise expressly required by law or expressly provided herein, the holders of Series B Preferred Stock shall be entitled to vote on all matters submitted to shareholders of the Company and each share of Series B Preferred Stock held shall be entitled to the number of votes per share that it will have on an as converted basis.  Except as otherwise required by law or expressly provided herein, the holders of shares of Series B Preferred Stock shall vote together with the holders of common stock on all matters and shall not vote as a separate class.

(d)           Automatic Conversion.  Each share of Series B Preferred Stock shall automatically, and without any further action on the part of the holder, convert into 205.08308640 shares of common stock, $0.001 par value per share, (with the total number of shares issued to each holder rounded up to the nearest share) of the Company upon action by the Company to increase its authorized common stock or combine its shares of common stock to permit full conversion of the Series B Preferred Stock.

(e)           Other Provisions:

(1)                      Best Efforts.  The Company shall use its best efforts to increase its authorized common stock to permit automatic conversion as provided in Section 4(d).

(2)                      Record Holders.  The Company and its transfer agent, if any, for the Series B Preferred Stock may deem and treat the record holder of any shares of Series B Preferred Stock as reflected on the books and records of the Company as the sole true and lawful owner thereof for all purposes, and neither the Company nor any such transfer agent shall be affected by any notice to the contrary.

(f)           Restriction and Limitations.  Except as required by law so long as any shares of Series B Preferred Stock remain outstanding, the Company shall not, without the vote or written consent of the holders of at least a majority of the then outstanding shares of the Series B Preferred Stock, take any action which would adversely and materially affect any of the preferences, limitations or relative rights of the Series B Preferred Stock.

(g)           Stock Dividends and Stock Splits.  If the Company, at any time while the Series B Preferred Stock is outstanding: (i) pays a stock dividend or otherwise make a distribution or distributions payable in shares of common stock or common stock equivalents, (ii) subdivides outstanding shares of common stock into a larger number of shares, or (iii) combines (including by way of reverse stock split) outstanding shares of common stock into a smaller number of shares, then the number of shares of common stock issuable upon conversion in Section 4(d) shall be modified by multiplying such number (as it originally existed or has been subsequently modified by this Section 4(g) by a fraction of which the numerator shall be the number of shares of common stock (excluding any treasury shares of the Company) outstanding immediately after such event, and of which the denominator shall be the number of shares of common stock (excluding any treasury shares of the Company) outstanding immediately before such event. Any adjustment made pursuant to this Section 4(g) shall become effective immediately after the record date for the determination of shareholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

5.           The name and mailing address of the incorporator is as follows:

Michael D. Harris
1645 Palm Beach Lakes Blvd.
Suite 1200
West Palm Beach, FL 33401

6.           The name and mailing address of each person who is to serve as a director until the first annual meeting of the shareholders or until a successor is elected and qualified, is as follows:

Name	Mailing Address

Dr. Gary Wilcox	4018 Via Laguna Santa Barbara, CA 93110

7.           The Company is to have perpetual existence.  In furtherance and not in limitation of the powers conferred by statute, the board of directors is expressly authorized to make, amend, alter or repeal the bylaws of the Company.

8.           Elections of directors need not be by written ballot unless the bylaws of the Company shall so provide.

Meetings of shareholders may be held within or without the State of Delaware as the bylaws may provide.  The books of the Company may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the board of directors or in the bylaws of the Company.

9.           The Company reserves the right to amend, alter, change or repeal any provision contained in this certificate of incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon shareholders herein are granted subject to this reservation.

10.           No director of this Company shall be personally liable to the Company or its shareholders for monetary damages for breach of fiduciary duty as a director. Nothing in this paragraph shall serve to eliminate or limit the liability of a director (a) for any breach of the director’s duty of loyalty to this Company or its shareholders, (b) for acts or omissions not in good faith or which involves intentional misconduct or a knowing violation of law, (c) under Section 174 of the Delaware General Corporation Law, or (d) for any transaction from which the director derived an improper personal benefit.  If the Delaware General Corporation Law is amended after approval by the shareholders of this article to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Any repeal or modification of the foregoing paragraph by the shareholders of the Company shall not adversely affect any right or protection of a director of the Company existing at the time of such repeal or modification.

11.           (a)           Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding (except as provided in Section 11 (f)) whether civil, criminal or administrative, (a “Proceeding”), or is contacted by any governmental or regulatory body in connection with any investigation or inquiry (an “Investigation”), by reason of the fact that he or she is or was a director or executive officer (as such term is utilized pursuant to interpretations under Section 16 of the Securities Exchange Act of 1934) of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans (an “Indemnitee”), whether the basis of such Proceeding or Investigation is alleged action in an official capacity or in any other capacity as set forth above shall be indemnified and held harmless by the Company to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than such law permitted the Company to provide prior to such amendment), against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such Indemnitee in connection therewith and such indemnification shall continue as to an Indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the Indemnitee’s heirs, executors and administrators. The right to indemnification conferred in this Section shall be a contract right and shall include the right to be paid by the Company the expenses incurred in defending any such Proceeding in advance of its final disposition (an “Advancement of Expenses”); provided, however, that an Advancement of Expenses shall be made only upon delivery to the Company of an undertaking, by or on behalf of such Indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such Indemnitee is not entitled to be indemnified for such expenses under this Section or otherwise (an “Undertaking”).

(b)           If a claim under paragraph (a) of this Section is not paid in full by the Company within 60 days after a written claim has been received by the Company, except in the case of a claim for an Advancement of Expenses, in which case the applicable period shall be 20 days, the Indemnitee may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim.  If successful in whole or in part in any such suit or in a suit brought by the Company to recover an Advancement of Expenses pursuant to the terms of an Undertaking, the Indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit.  In

(i)           any suit brought by the Indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the Indemnitee to enforce a right to an Advancement of Expenses) it shall be a defense that, and

(ii)           any suit by the Company to recover an Advancement of Expenses pursuant to the terms of an Undertaking the Company shall be entitled to recover such expenses upon a final adjudication that, the Indemnitee has not met the applicable standard of conduct set forth in the Delaware General Corporation Law.  Neither the failure of the Company (including its board of directors, independent legal counsel, or its shareholders) to have made a determination prior to the commencement of such suit that indemnification of the Indemnitee is proper in the circumstances because the Indemnitee has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Company (including its board of directors, independent legal counsel, or its shareholders) that the Indemnitee has not met such applicable standard of conduct or, in the case of such a suit brought by the Indemnitee, be a defense to such suit.  In any suit brought by the Indemnitee to enforce a right hereunder, or by the Company to recover an Advancement of Expenses pursuant to the terms of an undertaking, the burden of proving that the Indemnitee is not entitled to be indemnified or to such Advancement of Expenses under this Section or otherwise shall be on the Company.

(c)           The rights to indemnification and to the Advancement of Expenses conferred in this Section shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, this certificate of incorporation, bylaw, agreement, vote of shareholders or disinterested directors or otherwise.

(d)           The Company may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Company or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

(e)           The Company may, to the extent authorized from time to time by the board of directors, grant rights to indemnification and to the Advancement of Expenses, to any employee or agent of the Company to the fullest extent of the provisions of this Section with respect to the indemnification and Advancement of Expenses of directors, and executive officers of the Company.

(f)           Notwithstanding the indemnification provided for by this Section 11, the Company’s bylaws, or any written agreement, such indemnity shall not include any Advancement of Expenses incurred by such Indemnitees relating to or arising from any Proceeding in which the Company asserts a direct claim against an Indemnitee, or an Indemnitee asserts a direct claim against the Company, whether such claim is termed a complaint, counterclaim, crossclaim, third-party complaint or otherwise. Following the termination of any Proceeding referred to in this Section 11(f), the Company may provide indemnification in accordance with this Section 11, the Company’s bylaws,  any written agreement or the Delaware General Corporation Law.

12.           This Certificate of Incorporation and the internal affairs of the Company shall be governed by and interpreted under the laws of the State of Delaware, excluding its conflict of laws principles.  Unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director or officer (or affiliate of any of the foregoing) of the Company to the Company or the Company’s shareholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law or the Company’s Certificate of Incorporation or Bylaws, or (iv) any other action asserting a claim arising under, in connection with, and governed by the internal affairs doctrine.

I, THE UNDERSIGNED, being the incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the Delaware General Corporation Law, do make this certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly have hereunto set my hand this 21st day of November, 2014.

/s/Michael Harris
Michael D. Harris

COCRYSTAL HOLDINGS, INC

CERTIFICATE OF DESIGNATION OF PREFERENCES,
RIGHTS AND LIMITATIONS
OF
SERIES A CONVERTIBLE PREFERRED STOCK

                I, Gary Wilcox, Chief Executive Officer of Cocrystal Holdings, Inc. (the “Corporation”), a corporation organized and existing under the laws of the State of Delaware, DO HEREBY CERTIFY that pursuant to Section 151(g) of the Delaware General Corporation Law and the provisions of the Corporation’s Certificate of Incorporation, the Board of Directors of the Corporation, on November 22, 2014, adopted the following resolution:

        WHEREAS, the Certificate of Incorporation of the Corporation provides for a class of its authorized stock known as preferred stock, consisting of 5,000,000 shares, $0.001 par value per share, issuable from time to time in one or more series;

       WHEREAS, the Certificate of Incorporation of the Corporation provides for 1,000,000 shares of the Corporation’s authorized but unissued preferred stock as shares of Series B Convertible Preferred Stock;

        WHEREAS, the Board of Directors is authorized to fix the dividend rights, dividend rate, voting rights, conversion rights, rights and terms of redemption and liquidation preferences of any wholly unissued series of preferred stock and the number of shares constituting any series and the designation thereof, of any of them; and

        WHEREAS, it is the desire of the Board of Directors, pursuant to its authority as aforesaid, to fix the rights, preferences, restrictions and other matters relating to a series of the preferred stock designated “Series A Convertible Preferred Stock,” which shall consist of 1,000,000 shares of the preferred stock which the Corporation has the authority to issue:

        NOW, THEREFORE, BE IT RESOLVED, that the Board of Directors does hereby provide for the issuance of a series of preferred stock designated Series A Convertible Preferred Stock (“Series A”) for cash or exchange of other securities, rights or property and does hereby fix and determine the rights, preferences, restrictions and other matters relating to the Series A as follows:

Definitions.

“Adjustment Event” shall have the meaning set forth in Section 8.

“Business Day” shall mean each day, other than a Saturday or a Sunday, which is not a day on which banking institutions in New York, New York are authorized or required by law, regulation or executive order to close.

“Capital Increase” shall have the meaning set forth in Section 2(a).

    “Closing Date” means the date on which all parties have executed the Merger Agreement.

    “Common Stock” means the Corporation’s common stock, par value $0.001 per share, and stock of any other class of securities into which such securities may hereafter be reclassified or changed.

“Conversion Amount” shall have the meaning set forth in Section 2(a) and shall be in effect for all purposes herein regardless of whether the Capital Increase has been effected.

“Conversion Price” shall mean the average VWAP of the 30 days immediately preceding the Closing Date, subject to adjustment giving effect to any subsequently occurring Adjustment Event.

“Deemed Liquidation Event” shall have the meaning set forth in Section 4(c).

“Dividend Payment Date” shall have the meaning set forth in Section 6(a).

“Dividend Record Date” shall have the meaning set forth in Section 6(a).

“Initial Conversion Amount” shall have the meaning set forth in Section 2(b).

“Merger Agreement” shall mean the Agreement and Plan of Merger entered by and between Cocrystal Pharma, Inc., Cocrystal Merger Sub, Inc., RFS Merger Sub, LLC and RFS Pharma, LLC.

“Notice of Redemption” shall have the meaning set forth in Section 3(b).

“Redemption Date” shall have the meaning set forth in Section 3(b).

“Redemption Price” shall have the meaning set forth in Section 3(a).

“RFSP” shall mean RFS Pharma, LLC.

“Series A” shall mean the Series A Convertible Preferred Stock of the Corporation.

“Series A Majority” shall mean the holders of a majority of the then outstanding shares of Series A.

“Series B” shall mean the Series B Convertible Preferred Stock of the Corporation.

    “Trading Market” means any of the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question: the NYSE MKT, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange, the OTC Bulletin Board, the OTCQX or OTCQB or any markets or exchanges maintained by the OTC Markets Group, Inc. (or any successors to any of the foregoing).

    “VWAP” shall mean for any date, the price determined by the first of the following clauses that applies: (a) if the Common Stock is then listed or quoted on a Trading Market, the daily volume weighted average price of the Common Stock for such date (or the nearest preceding date) on the Trading Market on which the Common Stock is then listed or quoted as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)), (b)  if the OTC Bulletin Board is not a Trading Market, the volume weighted average price of the Common Stock for such date (or the nearest preceding date) on the OTC Bulletin Board, (c) if the Common Stock is not then listed or quoted for trading on the OTC Bulletin Board and if prices for the Common Stock are then reported on the OTCQX, OTCQB or OTC Pink Marketplace maintained by the OTC Markets Group, Inc. (or a similar organization or agency succeeding to its functions of reporting prices), the volume weighted average price of the Common Stock on the first such facility (or a similar organization or agency succeeding to its functions of reporting prices), or (d) in all other cases, the fair market value of a share of Common Stock as determined by an independent appraiser selected in good faith by the Corporation.

Conversion.

I.           Automatic Conversion.  Each one (1) share of Series A shall automatically, without any further action on the part of the holder, and subject to adjustment in accordance with Section 2(b), below, convert into 340.760802 shares (the “Conversion Amount”) of Common Stock, $0.001 par value per share, of the Corporation upon action by the Corporation to increase its authorized Common Stock or combine its shares of Common Stock to permit full conversion of all outstanding shares of the Series A and Series B into Common Stock (such action, the “Capital Increase”). In lieu of fractional shares, the number of shares issued to each holder shall be rounded up to the next whole number of shares.

II.           Adjustments to Conversion Amount. If, prior to July 1, 2015, the Corporation has not effected the Capital Increase, then the Conversion Amount shall be adjusted as follows:

On July 1, 2015, the Conversion Amount as of the date of the Closing Date (the “Initial Conversion Amount”, or 340.7608 shares, will be increased by three percent (3%) of the Initial Conversion Amount, or 10.2228 additional shares, such that the Conversion Amount in effect on and after July 1, 2015, as subject to further adjustment in accordance with paragraph (ii) and paragraph (iii), below, shall be 350.9836.

On August 1, 2015, and on the first day of each subsequent month, if the Corporation has not effected the Capital Increase by such date, then the Conversion Amount shall be increased by an additional one-percent (1%) of the Initial Conversion Amount (after taking into account the adjustment in paragraph (i) above), or 3.5098 shares, as subject to further adjustment in accordance with paragraph (iii) below. For the purpose of illustration, if the Capital Increase has not been effected by August 1, 2015, the Conversion Amount will be increased to a total of 354.4934 shares on August 1, 2015, and if the Capital Increase has not been effected by September 1, 2015, the Conversion Amount will be increased to a total of 358.0032 shares on September 1, 2015.

 In the event that, prior to the Capital Increase (A) the Corporation grants or awards any stock options, stock bonuses, stock purchase rights or any other form of stock or equity based compensation (“Stock Awards”) to any of the executive officers, as detailed on Schedule 2(b)(iii) hereto, and/or (B) the actual fully diluted capitalization of the Corporation (taking into account all shares, convertible securities, and all other commitments, actual, contingent  or otherwise, on an as-if converted to Common Stock basis) (“Fully Diluted Shares”) as of the Closing Date is greater than the capitalization as set forth in Schedule 4.3 of the Merger Agreement, the Initial Conversion Amount and the Conversion Amount (after giving effect to any adjustments pursuant to Section 2(b)(i) and (ii) above) shall be increased by a factor of “X” (i.e. multiplied by the factor equal to “X”), where:

X = Y/Z;

Y = (i) Z + (ii) the number of Stock Awards issued or granted to the persons set forth on Schedule 2(b)(iii) + (iii) the difference between the Fully Diluted Shares pursuant to Section 2b(iii)(B) and the Fully Diluted Shares set forth in Schedule 4.3 of the Merger Agreement;

Z = (i) the number of shares of Common Stock into which the Series A is convertible + (ii) the number of shares of Common Stock issuable to employees of RFSP as of the Closing Date; and

further, all Conversion Amounts referenced in this Section 2 shall be adjusted accordingly based on the increased Initial Conversion Amount after giving effect to this paragraph (iii) of this Section 2.  For the avoidance of doubt, the Initial Conversion Amount and any adjusted Conversion Amount thereafter shall continue to increase pursuant to this paragraph (iii) each time the Corporation grants Stock Awards to the persons set forth on Schedule 2(b)(iii) hereto or the Fully Diluted Shares is determined to be greater than what is set forth in Schedule 4.3 of the Merger Agreement.

Redemption

I.           Beginning on the date that is the first anniversary of the Closing Date, each holder of Series A shares shall have the right to redeem each share of Series A for a cash payment equal to the product of (i) the Conversion Amount in effect on the date thereof, multiplied by (ii) the Conversion Price (such product, the “Redemption Price”).

II.           Holders shall effect redemptions by providing the Corporation with the form of redemption notice attached hereto as Annex A (a “Notice of Redemption”). Each Notice of Redemption shall specify the number of shares of Series A to be redeemed, the number of shares of Series A owned prior to the redemption at issue, the number of shares of Series A owned subsequent to the redemption at issue and the date on which such redemption is to be effected, which date may not be prior to thirty (30) days subsequent to the date the applicable holder delivers such Notice of Redemption to the Corporation (such date on which redemption is to be effected, the “Redemption Date”). If no Redemption Date is specified in a Notice of Redemption, the Redemption Date shall be the date that is thirty (30) days after the date such Notice of Redemption to the Corporation is deemed delivered hereunder. To effect redemptions of shares of Series A, a holder shall not be required to surrender the certificate(s) representing the shares of Series A to the Corporation, (although the holder may surrender the Series A certificate to, and receive a replacement certificate from the Corporation, at the holder’s election) unless all of the shares of Series A represented thereby are so redeemed, in which case such holder shall deliver the certificate representing such shares of Series A promptly following the Redemption Date at issue.  Shares of Series A redeemed in accordance with the terms hereof shall be canceled and shall not be reissued.

III.           The Redemption Price, in cash, shall be due and payable no later than ten (10) Business Days following the Redemption Date.  If the Corporation fails to pay in full the Redemption Price hereunder on the date such amount is due in accordance with this Section 3, the Corporation will pay interest thereon at a rate equal to the lesser of 18% per annum or the maximum rate permitted by applicable law, accruing daily from such date until the Redemption Price, plus all such interest thereon, is paid in full.

Liquidation.

I.           Upon the liquidation, dissolution or winding up of the business of the Corporation, whether voluntary or involuntary, or Deemed Liquidation Event, each holder of Series A shall be entitled to receive, for each share thereof, out of assets of the Corporation legally available therefor, a preferential amount in cash equal to the greater of (i) the Redemption Price or (ii) the amount that would be received by the holder of the share of Series A if the share had been converted into Common Stock.  All preferential amounts to be paid to the holders of Series A in connection with such liquidation, dissolution or winding up or Deemed Liquidation Event shall be paid before the payment or setting apart for payment of any amount for, or the distribution of any assets of the Corporation to the holders of any other class or series of capital stock.  If upon any such distribution the assets of the Corporation shall be insufficient to pay the holders of the outstanding shares of Series A (or the holders of any class or series of capital stock ranking on a parity with the  Series A as to distributions in the event of a liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event) the full amounts to which they shall be entitled, such holders shall share ratably in any distribution of assets in accordance with the sums which would be payable on such distribution if all sums payable thereon were paid in full.

I.           Any distribution in connection with the liquidation, dissolution or winding up of the Corporation, or Deemed Liquidation Event, or any bankruptcy or insolvency proceeding, shall be made in cash to the extent possible.  Whenever any such distribution shall be paid in property other than cash, the value of such distribution shall be the fair market value of such property as determined in good faith by the Board of Directors of the Corporation.

I.           Deemed Liquidation Events. Each of the following events shall be considered a “Deemed Liquidation Event”:

a change of control, merger or consolidation in which

the Corporation is a constituent party or

a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger, consolidation or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

Voting.

I.           General. Except as otherwise expressly required by law or expressly provided herein, the holders of Series A shall be entitled to vote on all matters submitted to stockholders of the Corporation, and each holder of Series A held shall be entitled to a total number of votes per share that it would have on an as-converted basis; that is, each share of Series A shall entitle the holder to a number of votes equal to the Conversion Amount in effect at the time of such vote.  Except as otherwise required by law or expressly provided herein, the holders of shares of Series A shall vote together with the holders of Series B and holders of Common Stock on all matters and shall not vote as a separate class.

II.           Series A Protective Provisions.  At any time when shares of Series A are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Corporation’s Certificate of Incorporation, as amended by certificates of designation or otherwise) the written consent or affirmative vote of the Series A Majority, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect.

any action which would adversely affect any of the rights, preferences, privileges or limitations of the Series A;

amend, alter or repeal any provision of the Certificate of Incorporation (including whether by certificate of designation or otherwise) or Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Series A Preferred Stock;

 any change to either of the Conversion Amount or Conversion Price with respect to the Series A, unless such change is a result of a stock split, stock dividend or combination in which all classes and series of capital stock are treated identically;

 create, or authorize the creation of, or issue, or authorize the issuance of, or sell, or authorize the sale of any (a) capital stock (including but not limited to, the Corporation’s preferred stock or common stock, or any securities conferring the right to purchase the Corporation’s preferred stock or common stock or securities convertible into, or exchangeable for (with or without additional consideration), the Corporation’s preferred stock or common stock), (b) a royalty financing or royalty buyout arrangement, or (c) other form of funding principally for financing purposes, excluding shares of common stock or options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Corporation (each such event, a “Financing Event”); provided, however, that such approval of the Series A pursuant to this Section 5(b)(iii) shall not be required following the date when the Corporation has raised cumulatively at least $70,000,000 in aggregate cash proceeds from any one or more Financing Events which were previously approved by the Series A pursuant to this subsection b(iii); or

amend, alter or repeal any provision of the Certificate of Incorporation (including whether by certificate of designation or otherwise) or Bylaws of the Corporation or take any other action that affects the powers, preferences or rights (including any adjustments to the conversion amount, conversion price or conversion ratio) of any of the Corporation’s capital stock (including but not limited to, the Corporation’s preferred stock or common stock, or any securities conferring the right to purchase the Corporation’s preferred stock or common stock or securities convertible into, or exchangeable for (with or without additional consideration), the Corporation’s preferred stock or common stock).

Dividends.

I.            Beginning on July 1, 2015, subject to the preferential rights of the holders of any class or series of capital stock of the Corporation ranking senior to the Series A as to dividends, the holders of shares of the Series A shall be entitled to receive, when, as and if authorized by the Board of Directors and declared by the Corporation, out of funds legally available for the payment of dividends, cumulative cash dividends at the rate of twelve percent (12.0%) per annum of the Redemption Price in effect on July 1, 2015, subject to monthly adjustment as the Conversion Amount is adjusted in accordance with Section 2(b), above. Such dividends shall accrue and be cumulative from and including July 1, 2015 and shall be payable quarterly in arrears on each Dividend Payment Date (as defined below), commencing August 15, 2015; provided, however, that if any Dividend Payment Date is not a Business Day, then the dividend which would otherwise have been payable on such Dividend Payment Date may be paid on the next succeeding Business Day. Dividends will be payable to holders of record as they appear in the stockholder records of the Corporation at the close of business on the applicable Dividend Record Date (as defined below). Notwithstanding any provision to the contrary contained herein, each outstanding share of Series A shall be entitled to receive a dividend with respect to any Dividend Record Date equal to the dividend paid with respect to each other share of Series A that is outstanding on such date. “Dividend Record Date” shall mean the last Business Day of each quarter during which, for any period of time, the Series A was outstanding. With respect to any quarter during which dividends accrue for a period of time less than a full quarter (i.e. the period from July 1, 2015 through July 30, 2015, and the quarter during which the Capital Increase is effected), the corresponding dividend payment shall be pro-rated on the basis of a 90-day quarter in accordance with the number of days during the prior quarter the Series A accrued dividends. “Dividend Payment Date” shall mean the 15th day of the first month in each quarter following a Dividend Record Date, provided that if the 15th day is not a Business Day, then the Dividend Payment Date shall be the next subsequent Business Day.

II.           Notwithstanding anything contained herein to the contrary, dividends on the Series A shall accrue whether or not the Corporation has earnings, whether or not there are funds legally available for the payment of such dividends, and whether or not such dividends are authorized or declared.

In the event the holder elects to redeem shares of Series A while accrued but unpaid dividends are due and payable, the amount of accrued but unpaid dividends payable per share of Series A being redeemed shall be added to the Redemption Price paid to such holder in accordance with Section 3 herein.

In the event accrued but unpaid dividends are due and payable upon the liquidation, dissolution or winding up of the business of the Corporation or Deemed Liquidation Event, the amount of accrued but unpaid dividends payable per share of Series A shall be added to the Redemption Price paid to such holder in accordance with Section 4 herein.

 In the event accrued but unpaid dividends are due and payable upon the occurrence of the Capital Increase, the amount of accrued but unpaid dividends payable per share of Series A shall be converted without further action of the holder or the Corporation into debt of the Corporation, which debt will bear interest at the Federal Applicable Rate then in effect as established by the Internal Revenue Service, with such debt maturing on, and payment of all principal and interest due on, the first anniversary of the Capital Increase.

 (c)            Except as provided in Section 6(d) below, no dividends shall be declared and paid or declared and set apart for payment, and no other distribution of cash or other property may be declared and made, directly or indirectly, on or with respect to, any shares of Common Stock or shares of any other class or series of capital stock of the Corporation (other than a dividend paid in shares of Common Stock or in shares of any other class or series of capital stock ranking junior to the Series A as to payment of dividends and the distribution of assets upon liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event) for any period, nor shall any shares of Common Stock or any other shares of any other class or series of capital stock of the Corporation be redeemed, purchased or otherwise acquired for any consideration, nor shall any funds be paid or made available for a sinking fund for the redemption of such shares, and no other distribution of cash or other property may be made, directly or indirectly, on or with respect thereto by the Corporation (except by conversion into or exchange for other shares of any class or series of capital stock of the Corporation ranking junior to the Series A Preferred Stock as to payment of dividends and the distribution of assets upon liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event), unless full cumulative dividends on the Series A for all past periods shall have been or contemporaneously are (i) declared and paid in cash or (ii) declared and a sum sufficient for the payment thereof in cash is set apart for such payment.

(d)            When dividends are not paid in full (and a sum sufficient for such full payment is not so set apart) on the Series A and the shares of any other class or series of capital stock ranking, as to dividends, on parity with the Series A, all dividends declared upon the Series A and each such other class or series of capital stock ranking, as to dividends, on parity with the Series A shall be declared pro rata so that the amount of dividends declared per share of Series A and such other class or series of capital stock shall in all cases bear to each other the same ratio that accrued dividends per share on the Series A and such other class or series of capital stock (which shall not include any accrual in respect of unpaid dividends on such other class or series of capital stock for prior dividend periods if such other class or series of capital stock does not have a cumulative dividend) bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the Series A which may be in arrears.

(e)           Holders of shares of Series A shall not be entitled to any dividend, whether payable in cash, property or shares of stock, in excess of full cumulative dividends on the Series A as provided herein. Any dividend payment made on the Series A Stock shall first be credited against the earliest accrued but unpaid dividends due with respect to such shares which remain payable. Accrued but unpaid distributions on the Series A will accumulate as of the Dividend Payment Date on which they first become payable.

Other Provisions.

(a)           Best Efforts.  The Corporation shall use its best efforts to increase its authorized Common Stock to permit automatic conversion as provided in Section 2.

(b)           Record Holders.  The Corporation and its transfer agent, if any, for the Series A may deem and treat the record holder of any shares of Series A as reflected on the books and records of the Corporation as the sole true and lawful owner thereof for all purposes, and neither the Corporation nor any such transfer agent shall be affected by any notice to the contrary.

Stock Dividends and Stock Splits.  If the Corporation, at any time while the Series A is outstanding: (i) pays a stock dividend or otherwise makes a distribution or distributions payable in shares of Common Stock or Common Stock equivalents, (ii) subdivides outstanding shares of Common Stock into a larger number of shares, or (iii) combines (including by way of a reverse stock split) outstanding shares of Common Stock into a smaller number of shares (each of the foregoing, an “Adjustment Event”), then

I.           the Conversion Amount shall be modified by multiplying such number (as it originally existed or has been subsequently modified by this Section 8) by a fraction of which the numerator shall be the number of shares of Common Stock (excluding any treasury shares of the Corporation) outstanding immediately after such event, and of which the denominator shall be the number of shares of Common Stock (excluding any treasury shares of the Corporation) outstanding immediately before such event; and

II.           the Conversion Price shall be modified by multiplying such number (as it originally existed or has been subsequently modified by this Section 8) by a fraction of which the numerator shall be the number of shares of Common Stock (excluding any treasury shares of the Corporation) outstanding immediately before such event, and of which the denominator shall be the number of shares of Common Stock (excluding any treasury shares of the Corporation) outstanding immediately after such event.

Any adjustment made pursuant to this Section 8 shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

*********************

RESOLVED, FURTHER, that the Chief Executive Officer, the president or any vice-president, and the secretary or any assistant secretary, of the Corporation be and they hereby are authorized and directed to prepare and file this Certificate of Designation of Preferences, Rights and Limitations in accordance with the foregoing resolution and the provisions of Delaware law.

IN WITNESS WHEREOF, the undersigned has executed this Certificate this 24th day of November 2014.

/s/ Gary Wilcox Name: Gary Wilcox Title: Chief Executive Officer

Schedule 2(b)(iii)

The following individuals are parties to employment agreements which provide for the grant of options to purchase shares of Cocrystal Pharma, Inc. common stock, but such options have not been granted by the Board of Directors and are not outstanding as of the date hereof:

Executive
Dr. Sam Lee
Jerry McGuire
Dr. Gary Wilcox

ANNEX A

NOTICE OF REDEMPTION

(TO BE EXECUTED BY THE REGISTERED HOLDER IN ORDER TO REDEEM SHARES OF SERIES A CONVERTIBLE PREFERRED STOCK)

The undersigned hereby elects to redeem the number of shares of Series A Convertible Preferred Stock indicated below of Cocrystal Pharma, Inc., a Delaware corporation, according to the conditions hereof, as of the date written below.

Redemption calculations:

(a) Date to Effect Redemption: ____________________________________________________
(b) Number of shares of Preferred Stock owned prior to Redemption: ______________________
(c) Number of shares of Preferred Stock to be Redeemed: _______________________________
(d) Number of shares of Common Stock Issuable per share of Preferred Stock:______________

(e) Total Number of shares of Common Stock issuable upon Conversion of Preferred Shares being Redeemed [(c) x (d)]:____________________________________________________________

(f) Conversion Price per share of Common Stock:_$____________________________________
(g) Redemption Payment Due [(e) x (f)]:_$___________________________________________ (g) Number of shares of Preferred Stock subsequent to Redemption [(b)-(c)]: ________________
(h) Address for Delivery of Payment or Wire Instructions: _____________________________________ _____________________________________ _____________________________________
[HOLDER] By:___________________________________ Name: Title:

AMENDMENT TO CERTIFICATE
OF INCORPORATION
OF
COCRYSTAL HOLDINGS, INC.

I, Gary Wilcox, Chief Executive Officer of Cocrystal Holdings, Inc., a Delaware corporation (the “Corporation”), having been organized November 21, 2014 and existing under the laws of the State of Delaware, DO HEREBY CERTIFY:

That pursuant to Section 242(b) of the Delaware General Corporation Law and the provisions of the Corporation’s Certificate of Incorporation, the Board of Directors of the Corporation, on November 22, 2014, the holder of all of the outstanding shares of common stock of the Corporation, on November 22, 2014, and the holder of a majority of the outstanding shares of the Corporation’s Series B Convertible Preferred Stock, on November 24, 2014, all approved the following amendments to the Certificate of Incorporation:

1.	The name of the Corporation shall be changed to Cocrystal Pharma, Inc.

2.           The following individuals have been duly nominated and elected to serve on the Board of Directors of the Corporation and shall serve the Corporation until the next annual meeting of shareholders, or until their successors are duly elected and seated, provided, however, that nothing herein shall preclude the Corporation from changing its directors, subject to the rights of the holders of the Corporation’s Series A Convertible Preferred Stock and the holders of the Series B Convertible Preferred Stock:

David Block
Phillip Frost
Jeffrey Meckler
Steven Rubin
Raymond Schinazi
Gary Wilcox
Jane Hsiao

3.	Section 4(a) shall be replaced by the following:

(a)           Number of Shares. The number of shares constituting Series B Preferred Stock is fixed at 1,000,000 shares, par value $0.001 per share, with a stated value of $0.001 per share (the “Stated Value”), and such amount may not be increased or decreased except with the written consent of the holders of at least a majority of the issued and outstanding Series B Preferred Stock.

4.	Section 4(c) shall be replaced by the following:

(c)           Voting.

(1)           General. Except as otherwise expressly required by law or expressly provided herein, the holders of Series B Preferred Stock shall be entitled to vote on all matters submitted to stockholders of the Corporation, and each holder of Series B Preferred Stock held shall be entitled to a total number of votes per share that it would have on an as-converted basis. Except as otherwise required by law or expressly provided herein, the holders of shares of Series B Preferred Stock shall vote together with the holders of Series A Preferred Stock and holders of common stock on all matters and shall not vote as a separate class.

(2)           Series B Protective Provisions.  At any time when shares of Series B Preferred Stock are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Corporation’s Certificate of Incorporation, as amended by certificates of designation or otherwise) the written consent or affirmative vote of the majority of the then outstanding shares of Series B Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect.

(i) any action which would adversely affect any of the rights, preferences, privileges or limitations of the Series B Preferred Stock;

(ii)      amend, alter or repeal any provision of the Certificate of Incorporation (including whether by certificate of designation or otherwise) or Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Series B Preferred Stock;

(iii) any change to the amount of common stock into which the Series B Preferred Stock is convertible, unless such change is a result of a stock split, stock dividend or combination in which all classes and series of capital stock are treated identically;

(iv) create, or authorize the creation of, or issue, or authorize the issuance of, or sell, or authorize the sale of any (a) capital stock (including but not limited to, the Corporation’s preferred stock or common stock, or any securities conferring the right to purchase the Corporation’s preferred stock or common stock or securities convertible into, or exchangeable for (with or without additional consideration), the Corporation’s preferred stock or common stock), (b) a royalty financing or royalty buyout arrangement, or (c) other form of funding principally for financing purposes, excluding shares of common stock or options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Corporation (each such event, a “Financing Event”); provided, however, that such approval of the Series A pursuant to this Section 4(c)(2)(iv) shall not be required following the date when the Corporation has raised cumulatively at least $70,000,000 in aggregate cash proceeds from any one or more Financing Events which were previously approved by the Series B pursuant to this Section 4(c)(2)(iv); or

(v)       amend, alter or repeal any provision of the Certificate of Incorporation (including whether by certificate of designation or otherwise) or Bylaws of the Corporation or take any other action that affects the powers, preferences or rights (including any adjustments to the conversion amount, conversion price or conversion ratio) of any of the Corporation’s capital stock (including but not limited to, the Corporation’s preferred stock or common stock, or any securities conferring the right to purchase the Corporation’s preferred stock or common stock or securities convertible into, or exchangeable for (with or without additional consideration), the Corporation’s preferred stock or common stock).

[Signature page follows]

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment to Certificate of Incorporation as of November 24, 2014.

/s/ Gary Wilcox
Name: Gary Wilcox
Title: Chief Executive Officer and Secretary

CERTIFICATE OF AMENDMENT TO CERTIFICATE OF INCORPORATION
OF COCRYSTAL PHARMA, INC.

Cocrystal Pharma, Inc. (the “Company”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Delaware General Corporation Law”), hereby certifies as follows:

1.           Pursuant to Sections 242 and 228 of the Delaware General Corporation Law, the amendment herein set forth has been duly approved by the Board of Directors and holders of a majority of each of the outstanding common stock and of Series A Preferred Stock and Series B Preferred Stock of the Company.

2.           Section 4 of the Certificate of Incorporation is amended to read as follows:

The total number of shares of stock of all classes and series the Company shall have authority to issue is 805,000,000 shares consisting of (i) 800,000,000 shares of common stock, par value of $0.001 per share and (ii) 5,000,000 shares of preferred stock, par value $0.001 with such rights, preferences and limitations as may be set from time to time by resolution of the board of directors and the filing of a certificate of designation as required by the Delaware General Corporation Law.

3.           This Certificate of Amendment to Certificate of Incorporation was duly adopted and approved by the shareholders of this Company on the 3rd day of March 2015 in accordance with Section 242 of the Delaware General Corporation Law.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment to Certificate of Incorporation as of the 3rd day of March, 2015.

COCRYSTAL PHARMA, INC.

By:	/s/ Gary Wilcox
GARY WILCOX CHIEF EXECUTIVE OFFICER